October 11, 2013

Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Comment Letter Extension for Universal Technical Institute, Inc. Form 10-K for the fiscal year ended September 30, 2012 Filed November 28, 2012 File No. 001-31923

Dear Mr. Spirgel,

As per my telephone discussion with Paul Fischer and Justin Kisner, please accept this letter as confirmation that UTI will file its response to the Comment letter dated September 27, 2013 no later than Friday October 18, 2013.  Thank you.

Respectfully,

Chad Freed
General Counsel &
Senior Vice President of Business Development